Contact

www.linkedin.com/in/
dannydemichele (LinkedIn)

Top Skills

SEO

Internet Marketing Consultant

Reputation Management

Honors-Awards

eVisibility - 2009 Inc Magazine
fastest growing company #1001

eVisibility - 2010 Inc Magazine
Fastest Growing Company - #269

Elevated.com - 2015 Inc Magazine
Fastest Growing Company #269

Elevated.com - 2015 SDBJ 100
Fastest Growing Companies

eVisibility - 2010 SDBJ Fastest
Growing Companies

Publications

How To Grow An Agency Without
Going Out Of Business

You Get What You Pay For

How To Retain and Hire The Right
Talent For Your Agency

Danny DeMichele - Founder and
CEO of Incubate, Article

Challenges and Opportunities For
Healthcare Markters in 2019

Danny DeMichele

25++ years of Digital Strategy, Entrepreneurship and Investing.
Carlsbad, California, United States

Summary

Danny DeMichele is a San Diego-based multi-venture entrepreneur,
and first-generation digital marketing expert. His four active agencies
provide the backbone for DD Holdings, a global enterprise that
promotes partnerships, leveraging his 24-year digital marketing
background and grassroots business acumen.

Through bootstrapping, partnering, and acquisition, Danny holds
stakes in over 20 companies. He advises on a growing number
of industry boards, and serves as the founding partner of Growth
Partner, a premier San Diego B2B resource with special emphasis
on augmenting digital capabilities in healthcare messaging.

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Experience

DannyDeMichele.com
Digital Strategist + Managing Partner
January 2010 - Present (12 years 8 months)
Carlsbad, Ca

In the last 20 years, I have built 5 very successful agencies around digital
marketing. In that time, I have experienced from both sides of the fence how to
get things done, breakthrough issues, and help clients save millions of dollars.

Elevated.com
8 years 7 months

Chairman
August 2018 - Present (4 years 1 month)
Carlsbad, Ca

CEO
February 2014 - August 2018 (4 years 7 months)
Carlsbad, Ca

Elevated is a full service digital marketing firm focusing on highly regulated
spaces like Financial Services and Healthcare. We are a group of 30 mostly
senior internet marketers and creatives.

Audacity Health
Partner / Board of Directors
January 2018 - Present (4 years 8 months)
San Diego, California + Boston, Ma

Emerged Inc
Board Member + Investor
May 2020 - Present (2 years 4 months)
San Diego, California, United States

Quiverr
Co-Founder & Advisor
January 2013 - Present (9 years 8 months)
Carlsbad

(Acquired by Advantage Sales & Marketing July 2017) I was a Co-Founder
and lead investor at Quiverr. In 3.5 short years, we have become an Amazon
top 100 seller (out of 5 million) and recently won the #3 spot in San Diego
Business Journal's Fast Growing Companies for 2017. Quiverr is an Amazon
and Marketplace management company that help enterprise brands clean up,
manage and drive more revenue through the Amazon channel.

Pureboost Energy Drink Mix
Co-Founder and Board Member
September 2018 - Present (4 years)
Carlsbad, Ca

Started as a Direct To Consumer brand, we are now moving into the
retail channel. We are a rapidly growing healthy antioxidant energy drink
mix containing no sugar, no sucralose and no artificial flavors, colors or
preservatives. In just 1.5 short years, we have satisfied tens of thousands
of customers. Pureboost delivers pure micronutrients, multi-vitamins and
antioxidants to give you an immediate boost any time of day.

Robin Hood Brands
Partner and Co-Founder
January 2017 - Present (5 years 8 months)
Carlsbad, California, United States

Robin Hood Brands is attempting to re-think the way consumer brands are
built and distributed. Our approach is based on high levels of expertise in
product, brand building and digital marketing. The environment is dynamic,
focused on a high level of learning and teamwork.

YourDNA.com
Co-Founder / Managing Partner
October 2018 - Present (3 years 11 months)
Carlsbad, CA

YourDNA (YourDNA.com) is a technology-based awareness engine for genomics companies to connect with relevant patient populations. We put an honest, ethical and informed lens on the real-time advancements in genomics.

Growth Partner
Managing Partner
August 2018 - Present (4 years 1 month)
Carlsbad, Ca

Growth Partner is a business enabler. We create and support San Diego entrepreneurs in digital marketing technologies and services.

Daasity
Member Board Of Advisors
November 2018 - Present (3 years 10 months)
San Diego, California

San Diego Sport Innovators (SDSI)
Board Of Directors
January 2016 - Present (6 years 8 months)
San Diego, Ca

CONNECT Sports Innovators is an exclusive community of CEOs, Founders and Presidents of emerging sports companies as well as senior and executive-level management of mature sports companies, focused solely on developing and sharing strategies for growth and success. Chaired by Bill Walton, CONNECT S.I. brings key executives together to share connections and ideas. Our goal is to strengthen networks, provide mentoring and education to start ups, as well as provide funding opportunities.

Incubate.com - Digital Marketing Holding Company
Founder / Chairman
October 2011 - March 2018 (6 years 6 months)
Carlsbad, Ca

Incubate.com invests in and offers its internal expertise for Internet Marketing based service companies and technology platforms.

Spread Effect
Chairman and Partner
April 2014 - June 2015 (1 year 3 months)
La Jolla, Ca

(Acquired by Adduco Media in June of 2015) I led a small group of investors
and acquired Spread Effect in April of 2014 as a strategic acquisition to
support our digital marketing agencies. While a great company and acquisition,
we struggled to merge it into our core agency business decided to sell the
entire business unit off.. To this day it continues to be a strong outbound
content marketing platform.

eVisibility
Founder / CEO
January 2003 - October 2010 (7 years 10 months)

(Acquired by GearyLSF in 2010) I founded eVisibility in 2006 and grew it to a
top search engine marketing firm with 30 employees in just 3 years. In 2010,
we were Inc Magazine's 169th fastest growing company, 50 fastest growing
company according to San Diego Business Journal. We successfully sold the
company to LSF Interactive, a global Online Agency with over 100 employees
in offices in France, Philadelphia, Chicago, and San Francisco.

Buy Online, Inc.
Founder / Chairman
January 2006 - January 2010 (4 years 1 month)

(Acquired by Max Industries 2010) I co-founded Buy Online, Inc. in 2006 which
started as 2 vertically targeted websites in the furniture industry. In as little as 3
years, we grew it to 8 websites doing millions in revenue annually. BuyOnline
was wholly acquired by our supplier/partner, Max Industries in March of 2011.

DiscountNutrition.com
Founder / CEO
January 1996 - January 2000 (4 years 1 month)
San Diego, Ca

(Acquired March 2000) I founded DiscountNutrition.com and eventually sold
my first Ecommerce business in 1996. This was just two years after Amazon
was created. There wasn't a Google yet, Paid search didn't exist, pay per click
for that matter. Alta Vista was the largest search engine. Wow, I am old.

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